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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 3                      Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of Reporting    Ford Motor Company
    Person*                          (Last)         (First)        (Middle)

                                     The American Road, Suite 325, WHQ
                                                    (Street)

                                     Dearborn       Michigan         48121
                                     (City)         (State)           (Zip)


2.  Date of Event Requiring          (Month/Day/Year)
    Statement                        6/10/99

3.  IRS or Social Security Number
    of Reporting Person
    (Voluntary)


4.  Issuer Name and Ticker or        Automobile Protection Corporation - APCO
    Trading Symbol                                                 ("APCO")
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FORM 3 (continued)

5.  Relationship of Reporting        ___ Director        X  10% Owner
    Person(s) to Issuer              ___ Officer (give  ___ Other (specify
       (Check all applicable)                    title below)     below)


6.  If Amendment, Date of Original
    (Month/Day/Year)


7.  Individual or Joint/Group          _x_ Form filed by One Reporting
    Filing                                 Person
    (Check Applicable Line)            ___ Form filed by More than One
                                           Reporting Person

1.  Title of Security                Common Stock
    (Instr. 4)


2.  Amount of Securities             1,971,836
    Beneficially Owned
    (Instr. 4)


3.  Ownership Form:  Direct (D) or    I
    Indirect (I) (Instr. 5)


4.  Nature of Indirect Beneficial     See (1).
    Ownership (Instr. 5)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).
                                                                     (Over)
                                                            SEC 1473 (7-96)









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FORM 3 (continued)

   Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security
                                       Company Stock Option Agreement (2)

    (Instr. 4)


2.  Date Exercisable and Expiration Date     Date Exercisable
    (Month/Day/Year)

                                             Expiration Date


3.  Title and Amount of Securities           Title
    Underlying Derivative Security           Common Stock
    (Instr. 4)
                                             Amount or Number of Shares



4.  Conversion or Exercise Price of
    Derivative Security


5.  Ownership Form of Derivative Security:
    Direct (D) or Indirect (I) (Instr. 5)


6.  Nature of Indirect Beneficial
    Ownership (Instr. 5)

Explanation of Responses:

(1) The Reporting Person entered into a Stock Option and Tender Agreement with each of the two principal stockholders of the Issuer, Martin J. Blank and Larry I. Dorfman (the "Principal Company Stockholders"), dated as of June 10, 1999 (each a "Stock Option and Tender Agreement" and together, the "Stock Option and Tender Agreements") with respect to 1,971,836 shares (taking into account vested options held by the Principal Company Stockholders) (collectively, the "Stockholder Shares") of Common Stock ("Issuer Common Stock"), par value $.001 per share, of the Issuer. Pursuant to these agreements, each Principal Company Stockholder agreed, among other things, to tender (and not withdraw) their Stockholder Shares in the tender offer commenced by AM1 Acquisition Company, a wholly owned subsidiary of the Reporting Person, to vote, and provide each of the Reporting Person and AM1 Acquisition Company with an irrevocable proxy to vote, in favor of the merger contemplated by the Agreement and Plan of Merger dated as of June 10, 1999 among the Reporting Person, AM1 Acquisition Company and the Issuer, and granted to the Reporting Person an option to purchase such Shares, exercisable upon certain events. As a result of the Stock Option and Tender Agreements, the Reporting Person may be deemed to be, for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), a beneficial owner of such Stockholder Shares.

(2) The Reporting Person also entered into a Stock Option Agreement with the Issuer, dated as of June 10, 1999 (the "Company Option Agreement"), pursuant to which, among other things, the Issuer has granted to the Reporting Person an irrevocable option to purchase 2,375,406 newly issued Shares, upon the terms and subject to the conditions of the Company Option Agreement, at a price of $13.00 per share. The option is exercisable upon the occurrence of certain events. The option is subject to material conditions (other than the passage of time or continued employment) that are not tied to the market price of an equity security of the Issuer. The Reporting Person disclaims any pecuniary interest in the shares of Issuer Common Stock issuable pursuant to such option.

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                                               June 21, 1999

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 781(A)

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

                                               By: /s/ Peter Sherry, Jr.
                                                  ----------------------
                                               Name: Peter Sherry, Jr.
                                               Title: Assistant Secretary

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.




















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